Exhibit 8.1

[Letterhead of Wyrick Robbins Yates & Ponton LLP]

August 23, 2005

Salix Pharmaceuticals, Ltd.

1700 Perimeter Park Drive

Morrisville, North Carolina 27560

Re: Merger of Metal Acquisition Corp. into InKine Pharmaceutical Company, Inc.

Ladies and Gentlemen:

We have been asked, as counsel to Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), to render this opinion in connection with the proposed merger (the “Merger”) of Metal Acquisition Corp., a New York corporation (“Merger Sub”), with and into InKine Pharmaceutical Company, Inc., a New York corporation (“InKine”), pursuant to the Agreement and Plan of Merger dated as of June 23, 2005 (the “Agreement”), by and among Parent, Merger Sub, and InKine. Any capitalized term used but not otherwise defined in this letter has the meaning given that term in the Agreement.

Facts

At the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into InKine. As a result of the Merger, the separate existence of Merger Sub will cease, and InKine will be the surviving corporation. Pursuant to the Merger, all of InKine’s shareholders will become stockholders of Parent, and InKine will become a wholly owned subsidiary of Parent. In the Merger, the shares of InKine common stock (“InKine Common Stock”) issued and outstanding immediately prior to the Effective Time of the Merger (other than any treasury shares held by InKine, which will be automatically cancelled) will automatically be converted into shares of Parent common stock (“Parent Common Stock”) on the basis of an Exchange Ratio as determined under the Agreement, except that Parent will pay cash to the holders of InKine Common Stock in lieu of the issuance of any fractional shares of Parent Common Stock. The Agreement specifies that InKine’s shareholders are not entitled to exercise appraisal rights with respect to the Merger.

Assumptions

You have requested our opinion concerning certain United States federal income tax consequences of the Merger. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing final and temporary Treasury Regulations promulgated thereunder, and the existing pertinent judicial authorities and interpretative rulings of the United States Internal Revenue Service (the “IRS”) or the United States Department of Treasury regarding federal income tax laws (collectively, the “Tax Laws”), all of which are subject to change. The following opinion is not binding on the IRS, and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling from the IRS has been or will be requested or obtained on any tax matters relating to the Merger.

In giving this opinion, we have reviewed the Agreement, the Registration Statement on Form S-4 (File No. 333-126685) under the Securities Act of 1933, as amended, relating to the Merger, as amended as of the date hereof (the “S-4”), and such other documents as we have considered necessary. We have assumed, for purposes of this opinion, that the Merger will qualify as a merger under the laws of the State of New York and that InKine’s shareholders are not entitled to exercise appraisal rights with respect to the Merger under applicable New York law. With your permission, we have relied, as to matters of fact, solely upon the assumptions contained herein and representations from officers of InKine and of Parent and Merger Sub (the “Representation Letters”), without any independent investigation or review thereof.

Salix Pharmaceuticals, Ltd.

August 23, 2005

Furthermore, we also have assumed, with your permission and without any independent investigation or review thereof, (a) the validity and accuracy of the documents we have examined, the due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof, the authenticity of original documents, the conformity to original documents of all documents submitted to us as copies, and the genuineness of all signatures; (b) the truth, accuracy and completeness, at all relevant times, of all representations, warranties and statements made by Parent, Merger Sub, InKine and their respective management in connection with the Merger, including those set forth in the Agreement and the S-4; (c) that, as to all matters in which a person or entity making a representation has represented that such person or entity or a related party is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement to take action, there is in fact no plan, intention, understanding or agreement and such action will not be taken; and (d) that any statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification.

Opinion

On the basis of the foregoing, subject to the limitations and qualifications set forth in this letter, and assuming that (i) the Merger will be consummated, in all material respects, in the manner described in the Agreement, and (ii) the factual assumptions set forth herein and in the Representation Letters are and will remain true and accurate, we are of the opinion that (under existing law):

A. For United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of section 368(a) of the Code.

B. The discussion in the S-4 under the headings “Summary — Material United States Federal Income Tax Consequences” and “The Merger — Material United States Federal Income Tax Consequences”, subject to the limitations and qualifications described therein, accurately describes the material federal income tax considerations relevant to InKine shareholders receiving Parent Common Stock in the Merger

In addition to the assumptions set forth above, this opinion is subject to the following exceptions, limitations, qualifications and caveats:

1. We express no opinion as to the laws of any jurisdictions other than the federal income tax laws under the Code.

2. Our opinion is limited to the specific matters described above, and does not address any other federal, state, local or foreign tax matters or consequences that may result from the Merger or any transaction related thereto (including any transaction undertaken in connection with the Merger). Our opinion does not deal with all aspects or details of federal taxation that may be relevant to InKine or its shareholders, or that may be relevant to a particular shareholder of InKine Common Stock based on his, her or its specific tax situation. In particular, we express no opinion regarding (i) whether and the extent to which any InKine shareholder, optionholder or warrantholder who has provided or will provide services to InKine or Parent will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including, but not limited to, the effect upon the basis and holding period of the Parent stock or options or warrants received by any such shareholder, optionholder or warrantholder in the Merger; (iii) the potential application of the “golden parachute” provisions (sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (sections 55, 56 and 57 of the Code), sections 108, 305, 306, 341, 424, or 1244 of the Code, or the regulations promulgated under such Code provisions; (iv) other than the fact that the Merger will be a reorganization within the meaning of Code section 368 and the related shareholder-level tax consequences of the Merger to the holders of InKine Common Stock, the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of Parent, InKine or Merger Sub, after application of any provision of the Code, the regulations promulgated thereunder and judicial interpretations thereof; (v) the tax consequences of any transaction (other

Salix Pharmaceuticals, Ltd.

August 23, 2005

than the Merger) in which Parent’s stock or a right to acquire Parent’s stock was received; and (vi) the tax consequences of the Merger (including the opinion set forth above) as applied to holders of options or warrants for InKine stock or Parent stock, or that may be relevant to the holders of share of InKine or Parent and/or holders of options or warrants for InKine’s stock or Parent’s stock that hold their shares or options or warrants as part of a “straddle” or “conversion” transaction or that are dealers in securities, foreign persons, trusts or other entities, or holders of shares acquired upon exercise of stock options or in other compensatory transactions. Certain categories of shareholders or holders of options or warrants of InKine, such as corporate and/or foreign holders, may be subject to special rules not discussed herein.

3. No opinion is expressed as to any transaction other than the Merger described in the Agreement or as to any transaction whatsoever, including the Merger, if all the transactions described in the Agreement are not consummated in accordance with the terms of such Agreement and without waiver or breach of any material provision thereof or if all the representations, warranties, statements and assumptions upon which we have relied are not true and accurate at all relevant times. If any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be materially, adversely affected and may not be relied upon.

4. No opinion is expressed as to any events occurring after the Merger. Also, we caution that our opinion is based on the Tax Laws as they exist on the date hereof. It is possible that subsequent changes in the Tax Laws could be enacted and applied to the Merger, including retroactively, and that such changes could result in a materially different result than the result described in the opinions above. No opinion or assurance is or can be given as to what such new developments will be or what effect such new developments may have. We have no obligation to update our opinion for, or otherwise notify you of, events or changes occurring after the date of this letter.

5. This opinion only represents our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding on the IRS or the courts, and there is no assurance that the IRS will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial, administrative or other changes, on either a prospective or retrospective basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

6. We express no opinion regarding compliance with the anti-fraud provisions of applicable laws or regarding any other federal, state, local or foreign laws except for the provisions of federal income tax law herein specified.

7. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We hereby consent, however, to the filing of this opinion as an exhibit to the S-4, and to the reference to us in the S-4 under the headings referenced in opinion paragraph B above and under the heading “Legal Matters”. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933, as amended (the “1933 Act”), or the rules and regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”).

8. A copy of this opinion is included in the S-4 as a document required to be filed with the SEC pursuant to the rules and regulations promulgated under the 1933 Act by the SEC. Accordingly, this opinion does not constitute a “covered opinion” within the meaning of section 10.35 of Treasury Department Circular No. 230 promulgated by the United States Department of Treasury in Title 31 of the Code of Federal Regulations.

Very truly yours,

/s/    Wyrick Robbins Yates & Ponton LLP